



04010707



RLS Admin/Letters/2004/0025

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

10 March 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule
12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification
released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
          Mr. M. Downing

PROCESSED
MAR 22 2004

THOMSON
FINANCIAL

"emailalert@hemscott.
co.uk" <emailalert

09/03/2004 17:59

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>

cc:

Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

　RNS Number:3423W
Invensys PLC
09 March 2004

INVENSYS PLC

("the Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, we have today
received notification from Wellington Management Company, LLP, that
as
at 9 March 2004, they no longer hold a notifiable interest in the
capital of the Company.

Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing
and
Communications 020 78213539

Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 9 March 2004

This information is provided by RNS
The company news service from the London Stock Exchange
END
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